Exhibit 1.2



                               2000 THIRD QUARTER

                                 CONFERENCE CALL

                                November 6, 2000

Thank you for joining us for our discussion of third quarter results. With me this afternoon are Cal Turner, Jr., Chairman and CEO; Bob Carpenter, President and Chief Operating Officer; Stonie O'Briant, Executive Vice President of Merchandising; Earl Weissert, Executive Vice President of Operations; Randy Sanderson, Vice President and Controller; Wade Smith, Treasurer; and Kiley Fleming, Director of Investor Relations.

Our comments will contain forward-looking information, which is provided in accordance with the safe harbor provisions of the Private Securities Litigation Reform Act. We believe our underlying assumptions are reasonable. However, actual results may differ materially from our projections, due to the risk factors identified in the company's annual report on form 10K.

The following comments contain references to years 2001, 2000 and 1999, which represent fiscal years ending February 1, 2002, February 2, 2001, and January 28, 2000, respectively.

This afternoon, we will review third quarter results and discuss full year expectations. I will also take this opportunity to review investments we have made this year in the context of our long-term strategy.


First, we'll discuss third quarter results.


I.       Earnings

         For the third quarter ended October 27, 2000, Dollar General earned $0.15 per diluted share, compared with $0.15 in the third quarter last year. Net income was $51.0 million compared with $50.9 million last year.

II.      Sales

         Total sales for the quarter increased 15.1%. Same-store sales for the 13-week period increased 0.8%. Sales by category are as follows:

         o Total sales of Highly Consumable merchandise increased 24.4%; same-store sales increased 8.9%, slightly below our expectations.

         o Total sales of Basic Clothing increased 9.8%; same-store sales decreased 3.9%, below our expectations.

         o Total sales in the Hardware, Stationery and Seasonal category increased 7.5%; same-store sales decreased 5.9%.

         o Total sales of Basic Home Products decreased 2.0%; same-store sales decreased 14.3%, primarily as a result of discontinued merchandise.

         Although we experienced softer than expected sales in some core categories as a result of low in-stocks, we had better than expected sales in other departments, including food, toys, Halloween and summer seasonal merchandise.

         While the average purchase was flat at slightly more than $8.00, customer transactions increased 1% in the third quarter. The average purchase included slightly fewer items with a higher average price point than last year. We believe these transaction trends reflect stronger than expected sales of higher ticket, seasonal merchandise and lower than expected sales of low ticket consumable merchandise, as a result of lower than expected in-stocks of core merchandise in our stores.

III.     New Store Development

         During the third quarter, the Company opened 184 new stores. In addition, 53 existing stores were relocated or remodeled in the quarter. This compares with 177 new stores and 102 relocations or remodels in the third quarter last year. The Company also closed 14 stores during the quarter, compared with 10 closings last year. At quarter end, the company operated 4,889 stores with a total of 33.1 million selling square feet.

         Year-to-date, we have opened 168 preferred developer stores, 137 build to suit stores and 169 small stores. This compares with 139, 143 and 40 stores, respectively last year. This year, we have taken advantage of unexpected opportunities within our market area to open stores with less than 6000 square feet of selling space. While small stores generate less total sales revenue, the return on investment is higher than the company average.

         Year-to-date, the projected average annualized sales for new stores is $800,000 compared with $847,000 last year. Excluding the effect of opening more small stores than originally planned, new stores are annualizing at 85% of existing store sales, comparable to last year.

         In the fourth quarter, we expect to open 30-50 new stores and close 5-10 stores.

IV.      Gross Margin

         For the quarter gross margin as a percentage of sales increased 13 basis points to 29.37% compared with 29.24% last year, benefiting from higher purchase markup. As a percentage of sales, lower shrink and transportation expense offset higher distribution center expense and higher markdowns in the period.

         Year-to-date, transportation expense is slightly lower as a percentage of sales, despite higher fuel costs. This improvement is a result of better fleet utilization, continued benefits from our transportation management system, and lower average stem miles.

V.       SG&A

         Although expenses were below plan, lower-than-expected sales prevented the company from achieving operating expense leverage. As a percentage of sales, total SG&A increased 101 basis points to 21.61% from 20.60% last year, primarily as a result of higher health insurance expense, rent expense and payroll expense.

VI.      Interest Expense

         Interest expense increased to $4.9 million compared with $2.3 million last year as a result of higher average borrowings to support higher capital expenditures.

VII.     Inventories

         Inventory management is improving, thanks in large part to contributions from technology and distribution investments. Despite the operation of 724 additional stores, total LIFO inventories increased only 6.1% to $1,173.3 million compared with $1,105.5 million last year. Average LIFO inventory per store increased 3.7% to $193,000 compared with $186,000 last year. This small increase in store inventory reflects the impact of increased seasonal purchases in anticipation of fourth quarter sales.

         We continue to see improvements in our distribution center inventory levels as a result of the implementation of our new DC replenishment system. At the end of the quarter, we had $100 million less in distribution center inventory than last year! Average LIFO DC inventory per store this year was $47,000 compared with $80,000 last year, a decrease of 41%.

VIII.    Capital Expenditures

         Capital expenditures for the year-to-date equaled $209.4 million compared with $112.4 million last year. This increase was primarily the result of store development projects and distribution investments.

         For the full year, we expect to spend approximately $240 million in capital expenditures, slightly less than our original expectations reflecting fewer than expected openings of preferred development stores. (The initial capital investment for preferred development stores is $600,000-$700,000 per store compared with $70,000-$80,000 per store for a conventional lease location.)

IX.      Balance Sheet

         Cash and Other Current Assets

         Regarding the balance sheet, certain reclassifications have been made to the 1999 financial statements to conform to the 2000 presentation. These reclassifications relate to investments that are not liquid cash equivalents and are considered `other current assets.'

         Accounts Payable

         Accounts payable decreased 11%, reflecting: (1) a greater sales mix of highly consumable items which have shorter payment terms; and (2) an increase of import purchases in anticipation of fourth quarter seasonal sales.

         Deferred Income Tax Liability

         As in the second quarter, deferred income taxes increased over last year due to the accelerated depreciation of certain assets for tax purposes.

X.       Review of 2000 initiatives

         We have undertaken a significant amount of change this year. In our enthusiasm for the strategic opportunity that exists, we took on too much change too quickly. However, while our short-term results have been adversely impacted, these investments are critical to our continued long-term growth.

         In real estate, our primary objective this year was to open 675-700 new stores and to open them earlier in the year for more sales contribution. Year-to-date, we are proud to announce that we have opened 643 stores compared with 501 stores last year--that's more than 2 stores every day! Further, a full 93% of our planned openings in 2000 are ready to serve customers now as we head into the holiday season. That means more sales contribution from these stores and less distraction for our operations group in the fourth quarter.

         In August, we opened our new distribution center in Alachua, Florida. Developing quickly, Alachua now serves 560 stores. Our new Zanesville, Ohio distribution center is on schedule to open in the 1st quarter of 2001. In September we closed the Homerville, Georgia distribution center without any material disruption to our stores. While we will use the Villa Rica, Georgia warehouse to support new store openings for the rest of 2000, the investments we have made in technology and in distribution capacity will enable us to serve new stores opened in 2001 from our full-service distribution centers.

         Improving inventory turn to four times a year is one of our five-year strategic goals, and this year we are creating the platform for that improvement through our investments in distribution and technology.

         We have installed a new distribution center replenishment system and now fully utilize our merchandising system to manage all domestic and supply purchase orders. These systems have contributed significantly to our improved inventory performance year-to-date. New information systems implemented in the last 90 days will give our DC managers planning tools to increase cross-dock utilization, laying the foundation for the next improvement in DC inventory turn.

         This year, we began the implementation of the largest store technology initiative in company history. It includes the installation of new point-of-sale scanners in all stores, the introduction of a new shelf-ordering process and the launch of a new register retrofit program. Year-to-date, we have installed new POS scanners in all stores and have installed new IBM registers in 2400 stores. We will replace registers in 2000 stores in 2001, and finish the installation in early 2002.

         We have developed and tested systems to support taking inventories by UPC (rather than tracking inventory in terms of department dollars). However, we have decided to delay the store implementation process until 2001 to allow our teams to fully digest the changes we have made in our stores this year. In early October we began testing automatic replenishment of all core merchandise in three stores, and we'll share our learnings at year-end.

         Finally, supporting our objective to increase sales productivity, we implemented a new store layout that positions us well for stronger sales. While improving our opportunity for sales per square foot of core products, we have increased our space allocation for seasonal and promotional merchandise by 50%. The new placement of higher-turning items and the wider aisles will improve customer flow as sales volume accelerates.

         Recent customer research has revealed enthusiastic customer acceptance of the new layout. Our customers tell us that they like the wider aisles and that stores are easier to shop (and therefore, more convenient). Our customers also say the stores are bigger, brighter and more inviting.

         So, the question I think you are interested in most is "what is going on with sales?" We have made a significant effort to better understand that question ourselves so that we can address the challenges that are preventing us from fully realizing the benefits of the store reset.

         While there has been much discussion in the industry about the impact of fuel prices and a potential slowdown in consumer spending, I want to focus our comments on those issues we can affect. We believe our sales are lower than expected because our average store in-stock percentage of key items is lower than last year. This years' out-of-stocks have had a greater impact on sales given that they are high demand, core items. Our store teams are working hard to ramp up the learning curve on ordering. While some store managers still need additional training, many store managers have mastered the new process. In fact, 42% of our stores reported same-store sales increases greater than 4% for the third quarter, and 22% of our stores posted double-digit same-store sales increases. This month we are implementing a "training blitz" for those stores needing additional support, and we expect significant improvement in store in-stocks very soon.

         Now, I want to quantify our expectations for the fourth quarter and full year.

XI.      Earnings Guidance

         Because our Company has adopted the Retail Federation Reporting Calendar, our fiscal year ending February 2, 2001, will include 53 weeks of sales and expenses compared with a 52-week period in 1999. To avoid confusion as to comparable periods, the following earnings guidance reflects only the comparable 52-week period. When we report the full year in February 2001, we will disclose the impact of the additional week.

         We expect an intensely competitive retail environment in the fourth quarter as many retailers react to a less enthusiastic customer with more promotional advertising (certainly a risky treadmill to ride!). Further, we believe our target customer will continue to feel the pinch of higher fuel costs. Therefore, we are taking a more conservative view of sales in the fourth quarter. For the fourth quarter, we expect total revenues to increase 16-19% and same store sales to increase 2-5%. For the full year, we expect total revenues to increase 15-16%, and same-store sales to increase 1-2%.

         For the full year, we expect gross margin, as a percentage of sales, to increase 20-25 basis points compared with last year, reflecting better transportation expense as a percentage of sales and better purchase markup. Despite a difficult shrink comparison, we expect gross margin as a percentage of sales to be comparable with the fourth quarter last year. Last year, the fourth quarter benefited 100 basis points from better than expected annual shrink results. In the fourth quarter this year, we expect better markup resulting from higher sales of seasonal merchandise to offset higher shrink as a percentage of sales.

         We expect SG&A as a percentage of sales to increase 90-110 basis points for the full year and increase 120-170 basis points in the fourth quarter, reflecting both the impact of lower same-store sales and the potential increase of two unique, one-time expenses. First, during the transition to a new health insurance provider this year, they disclosed certain health insurance billings and reimbursements that were not current. While clearly we expect better results from our new provider, bringing those billings and reimbursements current will likely result in a significant, one-time increase in health insurance costs this year. Second, we are experiencing an increase in workers' compensation expense associated with prior year claims. Reflecting higher annual costs, these two unresolved issues could add 40-50 basis points to SG&A expense as a percentage of sales in the fourth quarter. But, I want to re-emphasize the one-time nature of these expenses, and we expect that next year these operating expenses will once again be in line with historical trends.


         As we expect to see additional contribution from our investments in distribution, technology and merchandising, we expect inventory to increase less than total revenues for the full year.

         Interest expense as a percentage of sales for the full year could be 10-15 basis points higher, reflecting both higher borrowing balances and higher interest rates.

         The Company expects that the tax rate for the fourth quarter and full year will be 36.25%.

XII.     Additional Comments

         In closing, while the positive results of our initiatives this year have been masked somewhat by a "slump" in sales, we have made significant improvements in our Company that will serve our customers and shareholders better in the future. Our stores now have a terrific platform for sales development, and we believe we will see the benefit of our hard work in increasing sales once we overcome these short-term hurdles.

         Our long-term strategy of being a "customer driven distributor of consumable basics " is right and has all the ingredients to deliver sustainable growth and exceptional profitability.

         This concludes my prepared comments. Operator, we are now ready for the question and answer session.

Summary of question and answer session:

1.       What  are  the  Company's   store  opening   goals,   planned   capital
         expenditures and earnings expectations for 2001? We will provide guidance for 2001 when we announce results for 2000 in February 2001.

2. What is the earnings impact of the extra week (53rd week) this year? Dollar General adopted the Retail Federation reporting calendar in 1996, and this is the first year the Company has experienced the extra week in a fiscal period. We believe that a fair representation of operational productivity requires the comparison of equal periods. Therefore, we will provide guidance for a 52-week period compared with 52 weeks last year. We will report the impact of the 53rd week when we report results for the fourth quarter and full year.

3. Why was distribution expense as a percentage of sales higher than last year for the quarter? Factors driving the year over year increase include: the operation of an additional distribution center for part of the quarter; and expenses associated with the Zanesville distribution center, expected to open in early 2001. Although total distribution expense was slightly lower than plan, lower-than-expected sales in the quarter increased the impact on gross margin.

4. In the third quarter, accounts payable leverage declined. Will this continue? Accounts payable decreased as a result of: (1) a greater sales mix of highly consumable items which have shorter payment terms; and (2) an increase of import purchases in anticipation of fourth quarter seasonal sales. The timing of imports is a seasonal issue and should not impact our accounts payable at year-end

5. Do you see any material difference in the build-to-suit stores or preferred developer store performance relative to your other new stores? On average, preferred development stores generate higher annual sales volume but require a higher capital investment. On average, build-to-suit stores have higher than average sales, higher rent expense and longer lease terms.

6. Is the preferred development program something to which you remain committed? Yes. However, because of the capital investment required, we will be very selective with the program.

7. Your rapid store growth over the last several years has dramatically increased your need for new store managers. Given these recruiting and training challenges. Do you think you will need to cut back on next year's expansion plans, at least for a year, to `catch up' on store managers training? Every year we work diligently to determine the balance of new store growth and same-store sales growth opportunity. While we may consider reducing our expansion rate in the future, we haven't made that decision.

8. In addition to the one-time impact of the increased health insurance and workers' compensation expense, what other items are impacting the expected increase in SG&A in the fourth quarter? As we implement our training blitz in the fourth quarter, we expect to commit extra payroll to the stores to support our store teams. Therefore, we do not expect payroll to be lower than last year as a percentage of sales.

9. You have indicated that you have increased your seasonal purchases this year. Can you give us any more information? This year, we increased our toy purchases by 35-40%, and our Christmas purchases are up nearly 70%. Though it is early in the season, we are seeing good results in toys and Christmas merchandise. We believe we have a strong seasonal position this year, and we don't think we will sell through our assortment as early as we did last year.